Exhibit 99.1

IPERIONX – SEPTEMBER 2026 QUARTERLY REPORT

IperionX Limited (Nasdaq | ASX: IPX) is pleased to present its quarterly report for the period ended September 30, 2026. Highlights during and subsequent to the end of the quarter include:

Operations – Titanium powder and product manufacturing

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HAMR™ Furnace Capacity Validated Above 200 tpa: HAMR™ titanium powder production continued to ramp on a 24/7 schedule, completing 1.6 tons of back-to-back deoxygenation runs in 63 hours and validated furnace capacity above the 200 tpa target annualized run-rate.

•	Aerospace-Grade Quality: HAMR™ powder consistently met or exceeded Grade 5 titanium quality specifications, confirming HAMR™ as a commercially proven process for primary titanium metal production.

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Production & Inventory Volumes: Produced 8.7 tons of titanium HAMR™ powder during the quarter (June quarter: 1.4 tons), closing the period with 19 tons of finished titanium powder inventory and 207 tons of titanium scrap feedstock.

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Near-term Commercial Programs: With titanium powder capacity validated and inventory established, downstream manufacturing and near-term commercial program execution are now the operational priorities, supported by increased customer qualification.

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Titanium Fastener Manufacturing: Optimized the 300-ton, six-axis SACMI powder metallurgy press tooling and pressing parameters for a large range of titanium fastener geometries across defense and commercial applications.

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Domestic Billet & Bar Products: Dedicated wet-bag cold isostatic press (CIP) production to large titanium billet and bar production for internal fastener manufacturing and as a domestic alternative to conventional titanium bar and wire mill products.

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Sintering Bottleneck Relieved: Commissioned the first of two additional Elnik HSPT™ sintering furnaces, with the second furnace now installed and scheduled for commissioning in the December quarter, removing a key downstream manufacturing constraint and increasing finished titanium product output.

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In-House Virginia Fastener Manufacturing: Expanded in-house finish machining and thread-rolling capabilities. Fastener production now runs largely in-house in Virginia to meet current needs, spanning uniaxial pressing, HSPT™ sintering, THRM™ heat treatment, finish machining, and thread rolling, with centerless grinding to be brought in-house under Task Order 2. Produced 1,500 fasteners with further production now scaling for U.S. Army and commercial programs.

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Multi-Sector Component Development: Advanced additive manufacturing and powder-to-product programs across defense, aerospace, consumer electronics, and industrial applications, alongside advancing titanium plate and large-format titanium component manufacturing.

GenX™ continuous titanium production

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Breakthrough Continuous Validation: Validated the next-generation GenX™ continuous HAMR™ production platform, processing over 500 kg of titanium powder across four continuous runs (41 hours), with 100% of valid samples meeting ASTM oxygen specifications.

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Step-Change in Unit Economics: Compared to batch HAMR™ on a like-for-like run-time basis, GenX™ delivered 6x higher throughput while reducing power consumption by >75%, magnesium usage by >45%, and hydrogen consumption by >60% per kilogram of titanium powder.

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100 tpa Titanium Powder Production Capacity: Validated the current GenX™ platform at an equivalent run-rate of ~100 tpa; engineering is underway to integrate the full production line and bring this incremental capacity online.

Virginia	Tennessee	Utah
1092 Confroy Drive South Boston, VA 24592	279 West Main Street Camden, TN 38320	1782 W 2300 S West Valley City, UT 84119

IperionX Limited ABN 84 618 935 372

Customers and product development

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U.S. Navy + Carver Pump: Completed manufacturing of all titanium components under the Carver Pump purchase order; components are now undergoing final customer testing to support commercial-scale orders for U.S. Navy pump contractors.

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U.S. Army + American Rheinmetall Vehicles: Advanced manufacturing of large format titanium track pins under the U.S. Army prototype order, leveraging new Elnik HSPT™ sintering capacity to support larger follow-on production orders across U.S. Army ground combat platforms.

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U.S. Army GVSC Titanium Fasteners: Secured a follow-on purchase order from the U.S. Army Ground Vehicle Systems Center (GVSC) for titanium fasteners for the Joint Light Tactical Vehicle (JLTV) and trailer. Independent test work validated that IperionX titanium fasteners exceed SAE Grade 8 steel torque-to-yield performance.

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Targeting Mill Markets: U.S. titanium mill product supply remains constrained, underscored by the sectors’ record order backlog and near 20-month lead times for premium titanium products. IperionX’s CIP billet and bar program directly targets this supply gap.

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Commercial Pipeline Maturation: Advanced the customer pipeline from material validation to component testing, prototype orders, and funded scale-up, targeting recurring, higher-value revenue across four core verticals:

o	Titanium mill products for established mill and aerospace customers;

o	Aerospace defense primes, with an emphasis on missile systems;

o	Ground and naval defense contractors, building on active U.S. Army and U.S. Navy programs; and

o	Spherical titanium powder for consumer goods and electronics.

Atlas-Titan Critical Minerals Development

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Tier-1 Project Economics: The U.S. Government-supported Titan Definitive Feasibility Study (DFS), completed in June, demonstrated an after-tax NPV8 of US$813 million, an after-tax IRR of 39.4%, a 3.6-year payback period, and US$1.9 billion in cumulative after-tax free cash flow over an initial 14-year mine life.

•	Strategic Atlas Acquisition Closed: Completed the US$3 million acquisition of the adjacent Atlas critical mineral and infrastructure assets on July 1, 2026 (following the June agreement).

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Immediate Infrastructure & Resource Synergies: Atlas adds ~70 acres of at-surface stockpiles, 180 acres of pre-stripped critical mineral mineralization, and established power, water, natural gas, and rail infrastructure. The full integrated Atlas-Titan economic assessment is underway.

U.S. Department of War (DoW) programs

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US$18.5M Task Order 2 Award: The U.S. Army awarded Task Order 2 under IperionX’s US$99 million SBIR Phase III IDIQ contract, with an US$18.5 million base value (US$11.5 million initially funded) and scoped options bringing the total potential value to US$25.4 million.

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Remaining Contract Ceiling: Task Order 2 funding for continuous HSPT™ and dehydride furnaces alongside in-house fastener finishing in Virginia. Combined awards under Task Orders 1 and 2 total ~US$19.8 million, leaving US$79.2 million available under the existing US$99 million contract ceiling.

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U.S. titanium Supply Chain Funding Proposal Submitted: Submitted a formal proposal under Defense Industrial Base Consortium solicitation RPP-CM-26-02 (Domestic Processing Capabilities of Critical Minerals), which designates titanium, including titanium sponge substitutes, as a priority defense material.

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1,400 tpa Expansion: Continued execution of the 1,400 tpa titanium capacity expansion under the fully obligated US$47.1 million IBAS award, the US$12.7 million DPA Title III award, and ~290 metric tons of no-cost U.S. Government titanium scrap transfers.

Corporate and liquidity

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Strong Balance Sheet & Liquidity: Closed the quarter with US$63.0 million in cash (June 30, 2026: US$35.2 million), supplemented by US$33.7 million in remaining obligated, reimbursable U.S. Government funding (including US$0.5 million in incurred expenditure pending reimbursement for IBAS and another $0.3m pending reimbursement from SBIR) - providing approximately US$96.7 million in total available liquidity. Net operating cash outflow was US$12.6 million, deployed across the Virginia production ramp, product qualification, and GenX™ R&D.

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US$50M U.S. Public Offering: Priced an underwritten U.S. public offering on July 7, 2026, issuing 2,275,000 ADSs at US$21.98 per ADS for gross proceeds of ~US$50.0 million (net proceeds of ~US$46.1 million).

•	Director On-Market Purchases: Directors acquired ~US$1.9 million of IperionX shares via on-market purchases in July, underscoring strong board alignment with shareholders.

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Proposed U.S. Redomiciliation: Announced plans on August 3, 2026, to redomicile to a Texas parent company with common stock listed directly on Nasdaq (replacing the current ADS structure), subject to shareholder, court, and regulatory approvals.

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Board Strengthened: Appointed Michael J. Loparco as an Independent Non-Executive Director on August 3, 2026, bringing over 25 years of global advanced manufacturing and supply-chain leadership at Jabil and Symbotic.

For further information and inquiries please contact:

investorrelations@iperionx.com

+1-980-237-8900

IPERIONX OVERVIEW

IperionX’s mission is to reshore a 100% domestic, low-cost and uninterruptible titanium supply chain, from critical minerals and recycled feedstock through to finished titanium components. IperionX operates across two business units:

1. Titanium metal operations – proprietary titanium manufacturing in Virginia, supported by R&D facilities in Virginia and Utah; and

2. Critical mineral operations – advancing the integrated Atlas-Titan platform in Tennessee as a domestic source of titanium, heavy rare earth and zircon critical minerals.
Figure 1: IperionX operational locations

Proprietary technologies

IperionX’s patented HAMR™ and HSPT™ technologies produce high-quality titanium powder and products without the full Kroll, vacuum-remelting and conventional hot-working route, which is energy- and capital-intensive and typically involves lower product yields. IperionX’s U.S.-based platform can be over 90% less energy intensive, with fewer processing steps, higher material utilization and the ability to recycle process scrap. The technologies reflect more than 10 years of research and development at the University of Utah, three years of industrial-scale pilot production in Utah and more than two years of construction, commissioning and ramp-up in Virginia, supported by more than US$75 million of U.S. Government grant funding.

Figure 2: IperionX technology overview (top) compared to the Kroll process (bottom)

Virginia Titanium Manufacturing Campus

IperionX’s titanium metal operations are located at its approximately 70,000 square foot Titanium Manufacturing Campus in Halifax County, Virginia. The campus is designed as an integrated scrap-to-part platform: HAMR™ converts recycled or domestic feedstocks into titanium powder, while HSPT™, THRM™, powder metallurgy and additive manufacturing convert that powder into titanium mill products and engineered products for defense, aerospace, automotive, consumer electronics and industrial customers.

Figure 3: IperionX Virginia Titanium Manufacturing Campus

Atlas-Titan critical minerals platform

IperionX’s critical mineral operations are centered on the integrated Atlas-Titan platform in Tennessee. The 100%-owned Titan Critical Minerals Project is the largest JORC-compliant mineral sands resource of titanium, rare earth and zircon minerals in the United States. The U.S. Government-supported Definitive Feasibility Study, completed in June 2026, delivered an after-tax NPV8 of US$813 million and an after-tax IRR of 39%. The adjacent Atlas acquisition, completed on July 1, 2026, adds high-grade at-surface critical mineral stockpiles, pre-stripped mineralization and established power, water, natural gas and rail infrastructure.

QUARTER IN SUMMARY

The September quarter marked IperionX’s transition from building titanium powder capacity to converting it into qualified titanium products and funded manufacturing programs. HAMR™ furnace capacity above the 200 tpa target run-rate was validated, and GenX™ continuous production was validated at an approximately 100 tpa equivalent rate, with six times the throughput and more than 75% lower power consumption than batch HAMR™. New sintering, consolidation and machining capability supported customer programs that progressed from prototypes to delivered components and new purchase orders, while the U.S. Army awarded a new US$18.5 million Task Order to industrialize titanium component manufacturing. The completed Titan DFS and the Atlas acquisition established an integrated U.S. critical minerals platform, and a US$50 million equity raise lifted quarter-end cash to US$63.0 million.

Quarter at a glance	September 2026 quarter
Titanium powder produced	8.7 tons (June quarter: 1.4 tons)
Titanium powder inventory at quarter end	19 tons
Titanium scrap feedstock inventory	207 tons
HAMR™ furnace capacity demonstrated	1.6 tons in 63 hours, above the 200 tpa nameplate capacity
Powder process steps rated at ≥200 tpa run-rate	All major steps except powder drying (expected December quarter)
GenX™ continuous HAMR™ validation	Validated at approximately 100 tpa equivalent rate; 6x throughput, >75% lower power, >45% less magnesium, >60% less hydrogen (vs. batch HAMR™)
New U.S. Government funding	US$18.5 million SBIR Phase III Task Order 2 (US$11.5 million funded)
Cash at September 30, 2026	US$63.0 million (June 30, 2026: US$35.2 million)
Net cash used in operating activities	US$12.6 million
Remaining obligated reimbursable U.S. Government funding	US$33.7 million

Table 1: September quarter summary

TITANIUM METAL OPERATIONS

Operations continued on a full 24/7 schedule during the September quarter, focused on workforce development, ramp-up of titanium powder production, optimization of powder consolidation, commissioning of additional HSPT™ sintering capacity, validation of GenX™ continuous processing and execution of customer product programs.

Titanium metal powder operations (HAMR™ process)

IperionX’s patented HAMR™ process is a hydrogen-enabled, low-temperature reduction process that can deoxygenate titanium minerals or a broad range of titanium scrap into low-oxygen angular and spherical titanium powders sourced from American feedstocks. IperionX retains the flexibility to sell titanium powders directly or convert them into higher-value titanium components through powder metallurgy and additive manufacturing.

HAMR™ titanium powder production continued to ramp up during the quarter, with 8.7 metric tons of angular and spherical powder produced (June quarter: 1.4 metric tons) to support direct powder customers and downstream component manufacturing.

IperionX recently completed 1.6 tons of back-to-back HAMR™ deoxygenation operation in 63 hours of furnace time. This equals an average rate of 25 kg per hour, or an annualized rate of approximately 219 tpa on a continuous operation basis. It shows that the HAMR™ furnace, the core reduction step in IperionX's titanium powder process, has capacity above the targeted run-rate of 200 metric tons per annum.

Most ancillary process steps are operating at or above a 200 tpa run rate. Powder drying is the final ancillary step to reach that rate and is expected to do so during the December quarter. IperionX remains on track to validate the full system production run rate capacity of approximately 200 metric tons per annum by the end of 2026. This is a rated-capacity milestone for the full powder production system; actual powder output is scheduled to align with customer and product-development requirements, as set out below.

IperionX holds 19 metric tons of titanium powder inventory and 207 metric tons of titanium scrap feedstock, providing a ready supply for downstream manufacturing as additional HSPT™ sintering capacity comes online.

Rated capacity and production scheduling. The 200 tpa program is a capacity milestone: it demonstrates that each step of the powder system – HAMR™ deoxygenation, the ancillary process steps and powder drying – can sustain the 200 tpa run-rate capacity. Reaching that rating does not require continuous full-rate operation, and IperionX does not intend to run at full rate while existing inventory covers near-term customer and product-development needs. Titanium powder is an intermediate product; value is realized when it is converted into qualified components, mill products and customer-specified powder grades. Running ahead of orders would tie up working capital in scrap, magnesium, hydrogen and energy without bringing revenue forward.

IperionX operates to a demand-led production schedule, planning campaigns against customer purchase orders, product-development programs and the powder grades they require. Reported powder production will vary from quarter to quarter and should be read alongside demonstrated capacity, powder converted into products and customer qualification milestones. Production output will be aligned with customer programs as they scale into larger volume orders. The same discipline applies to the funded 1,400 tpa expansion, which continues to progress so that capacity is in place as commercial programs scale.

Titanium metal components produced via press & sinter using HSPT™

IperionX’s patented HSPT™ technology enables conventional press-and-sinter powder metallurgy to manufacture titanium powder into semi-finished or near-net-shape components with wrought-like properties without melting. HSPT™ develops an ultra-fine-grained microstructure that incumbent titanium supply chains generally obtain through forging and extensive hot working.

Figure 4: Six-axis 300-ton SACMI press operations

Powder metallurgy can manufacture a broad range of titanium products with materially less waste than conventional machining-intensive routes. Process scrap can also be recycled back into IperionX’s HAMR™ process.

Following site acceptance and commissioning in May 2026, the advanced 300-ton, six-axis SACMI powder metallurgy press, which triples existing powder metallurgy capacity, was optimized for manufacturing titanium fasteners for both defense and commercial applications. During the quarter, the SACMI press was dedicated to tooling, fill and compaction programs for a range of fastener geometries, and to produce green blanks for HSPT™ sintering required for U.S. Army GVSC prototype orders.

The SACMI press provides higher compaction force, multi-axis movement, improved repeatability and enhanced geometry control. It is capable of up to 24 pressing cycles per minute, equivalent to approximately 11 million single-cavity parts per year under stated operating assumptions, with higher part rates possible using multi-cavity tooling for simpler components.

The first of two additional Elnik HSPT™ sintering furnaces was installed and commissioned during the quarter. Installation and commissioning of the second furnace is now underway and expected to be completed during the December quarter. The additional HSPT™ furnaces significantly expand downstream sintering and ‘forging’ capacity, relieve a key production constraint and provide greater throughput and scheduling flexibility across IperionX's titanium product manufacturing operations. The expanded capacity will support higher-rate production of fasteners, plate and other engineered titanium components, and to accelerate customer qualification and commercialization programs across defense, industrial and other priority markets. The commissioned furnace ran its first production sintering cycles on fasteners and track pins during the quarter. The second furnace is installed with commissioning of utilities, controls integration and acceptance testing are scheduled in the quarter.

The wet-bag cold isostatic press (CIP) in the 1080 building was focused on manufacturing large titanium billet and bar mill-type products. These products serve two purposes: feedstock for downstream fastener production from bar, and a potential domestic replacement for conventional titanium bar and wire in a constrained market (see Sales Pipeline Development).

The 100-ton uniaxial press continued to support simple larger-format products, including titanium track pins for the American Rheinmetall Vehicles program. Track pins progressed through pressing, sintering, heat treatment and finish machining during the quarter, with process work focused on dimensional consistency and density uniformity over the full pin length.

Downstream machining capability was significantly expanded during the quarter, enabling initial in-house finish machining across many customer development programs, including thread rolling for fastener manufacturing. Task Order 2 will further extend fastener finishing with dedicated centerless grinding and thread-rolling equipment. Two CNC machining centers are installed, allowing machining of fasteners, track pins and prototype components to be manufactured in-house.

Customer product manufacturing advanced during the quarter, including completion of all titanium components for the Carver Pump purchase order and continued progress on titanium track pins for American Rheinmetall Vehicles. These programs require iterative control of powder, tooling, pressing, sintering, heat treatment, machining and final component performance.

Titanium metal components produced via additive manufacturing

IperionX also uses spherical titanium powders to manufacture complex titanium components through additive manufacturing. This route supports rapid-turnaround prototyping, complex geometries and low-volume, high-value components, and can be enhanced with THRM™ heat treatment technology to optimize microstructure and performance.

IperionX operates a range of laser powder bed fusion, eBeam and binder jet systems. The eBeam platform remains dedicated to U.S. Department of War product applications, while laser systems support customer prototyping and qualification across multiple end markets.

Binder jet additive manufacturing continued to support sinter-based titanium product development and rapid prototype production pathways, whilst the eBeam additive manufacturing platform successfully produced high-quality titanium impellers for Carver Pump. During the quarter the laser powder bed fusion systems completed a range of titanium prototype builds across four customer programs.

Figure 5: Elnik HSPT™ sintering furnace at the Virginia campus

Figure 6: IperionX manufactured fasteners

IPERIONX TITANIUM PRODUCT PORTFOLIO AND CUSTOMER ENGAGEMENT OVERVIEW

Titanium Metal Product Portfolio

IperionX’s product portfolio spans three categories that leverage domestic, low-cost titanium powder as a common feedstock: Engineered Products, Mill Products and Titanium Metal Powders.

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Engineered Products include customer-specific components such as titanium fasteners, impellers, track pins and near-net-shape parts. Upfront prototyping and qualification will support near-term, high margin repeat orders once qualified.

The fastener, impeller and track-pin programs highlight how IperionX can use a common powder-to-product manufacturing platform to address multiple high-value component categories, creating the potential to compound customer learning and manufacturing know-how across a broader commercial portfolio.

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Mill Products include titanium plate, sheet and bar, providing a pathway to ballistic-grade plate and large-format military components in a large, strategic sector where domestic supply and lead time are increasingly critical.

Mill products extend IperionX’s HSPT™ and THRM™ platform from engineered components into higher-volume semi-finished titanium products; successful qualification would materially expand IperionX’s addressable market while leveraging the same domestic, lower-cost titanium powder platform.

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Titanium Powders remain strategically important for additive manufacturing. IperionX prioritizes conversion into higher-value products while retaining flexibility to scale direct powder sales with customer demand.

Figure 7: IperionX product portfolio

Sales Pipeline Development

IperionX is advancing a tiered go-to-market strategy, prioritizing engineered products where higher material yield, faster prototype iteration and fewer processing steps offer the strongest advantages and greatest potential for cost reduction.

Active customer and government-supported programs span titanium fasteners, impellers, track pins, titanium plate, consumer electronics powder and other defense, aerospace, automotive and industrial products.

Carver Pump – U.S. Navy pump components: During the quarter, IperionX completed manufacture of all titanium components required to satisfy the Carver Pump purchase order, building on the titanium impeller prototypes reported in the June quarter. The components have been delivered and are now in testing. The program is designed to replace long-lead-time titanium castings in pump systems deployed across U.S. Navy surface vessels, where conventional casting lead times can exceed 12 months. IperionX expects that successful completion of testing will support a pathway to commercial-scale orders from U.S. Navy contractors in the pump sector.

American Rheinmetall Vehicles – U.S. Army heavy ground combat systems: IperionX continued manufacturing titanium track pins for the purchase order of 700 lightweight titanium components. Titanium track pins are expected to deliver a weight reduction of approximately 40–45% per component compared with steel. Commissioning of the first Elnik HSPT™ sintering furnace, with the second now underway, relieves a key downstream constraint and supports completion of the order. Successful delivery of this initial scope has the potential to lead to larger future orders for U.S. Army ground combat platforms.

Titanium bar and mill products: Demand for qualified titanium mill products remains strong. ATI, a leading U.S. titanium producer, reported a record US$4.4 billion order backlog in August 2026, with lead times of approximately 20 months for premium-quality titanium and more than 24 months for isothermal forgings (ATI Q2 2026 results, August 2026). Distributor United Performance Metals reports lead times of more than 70 weeks for premium-quality titanium bar and 36–70+ weeks for titanium forged bar and forgings (United Performance Metals (upmet.com), 9 September 2026). IperionX's CIP billet and bar program targets this constrained aerospace and defense segment, alongside supplying feedstock for its own fastener production.

Broader pipeline: IperionX is concentrating its broader pipeline on four areas: titanium mill products for the existing mill and aerospace sectors; aerospace-focused defense contractors, particularly in missile programs; other defense contractors, building on work completed to date on U.S. Army and U.S. Navy platforms; and spherical powder for the consumer goods and electronics sectors. A number of these programs are progressing toward a stage where they can be announced.

Independent U.S. Army and third-party fastener testing provided an important product-level validation milestone. During the quarter, a new U.S. Army GVSC prototype purchase order extended the fastener program to the JLTV and associated trailer.

The strategic importance of these results extends beyond the fastener program. They provide finished-product validation that HSPT™ and THRM™ can engineer refined, wrought-like microstructures and high mechanical performance without the full conventional melt-remelt-forge route. When combined with IperionX’s projected lower production costs, fewer process steps and higher material utilization, the results support a differentiated value proposition: a more efficient domestic manufacturing process capable of producing lighter titanium components with performance above comparable SAE Grade 8 steel and standard aerospace-grade titanium fastener benchmarks. This combination of superior product performance, lower projected cost and secure U.S. supply provides a compelling pathway for broader adoption across large-volume defense, aerospace, marine and industrial fastener markets.

The award of SBIR Phase III Task Order 2 represents an important step in converting product-level validation into funded manufacturing scale-up. The program is designed to expand capacity for titanium track pins, bolts and fasteners for the U.S. Army, shorten production lead times and strengthen domestic titanium manufacturing capability for U.S. defense supply chains.

The customer pipeline is increasingly moving beyond material sampling into finished-component validation, prototype purchase orders and funded scale-up programs. This progression improves the quality of commercial engagement and creates clearer decision points for customers to move toward low-rate and potentially longer-duration supply arrangements.

Near-term execution is focused on delivering current purchase orders and prototypes, completing Carver Pump testing, progressing American Rheinmetall Vehicles track pin manufacture, commissioning the second Elnik HSPT™ furnace, executing Task Order 2 work packages and establishing repeatable manufacturing parameters for priority products.

As these milestones are achieved, IperionX expects the customer benefits of its integrated U.S. platform to become increasingly clear: domestic feedstock, shorter manufacturing routes with less waste, faster product iteration and a single low-cost source for powders, mill products and finished components.

TITANIUM METAL OPERATIONS EXPANSIONS

IperionX continues to scale toward 1,400 tpa of titanium powder capacity while expanding downstream manufacturing for engineered products, titanium plate and other mill products.

The 1,400 tpa expansion program is supported by the US$47.1 million IBAS award, building on the US$12.7 million DPA Title III award for the initial 200 tpa capacity. SBIR Phase III Task Order 2 adds funded continuous and industrial-scale HSPT™, dehydrogenation and fastener-finishing capability.

U.S. Government program	Award date	Amount	Capacity / Capability
Defense Production Act Title III	Oct. 31, 2023	US$12.7 million	200 tpa
Industrial Base Analysis & Sustainment	Feb. 16, 2025	US$47.1 million	+1,200 tpa
SBIR Phase III – Task Order 2	Aug. 31, 2026	US$18.5 million (US$11.5 million obligated)	HSPT™, HDH & fastener finishing

Table 2: U.S. Government titanium manufacturing award information

Together, these programs support an integrated expansion from domestic titanium feedstock through powder, pressing, sintering, additive manufacturing and mill-product capability. This broadens IperionX’s ability to address both high-volume titanium powder demand and higher-value finished-product markets.

VIRGINIA R&D: GENX™ CONTINUOUS HAMR™ VALIDATED

On September 16, 2026, IperionX announced that GenX™, its next-generation continuous HAMR™ titanium production platform, had been successfully validated through the first four production campaigns on the commercial-scale GenX™ system at its Virginia R&D facility. GenX™ applies the HAMR™ process continuously, eliminating the repeated furnace heat-up, cool-down, loading and unloading time inherent in batch cycles.

The GenX™ system processed more than 500 kg of titanium powder across four separate continuous runs totaling 41 hours, at an average rate of approximately 12 kg per hour, equivalent to approximately 100 tpa on a continuous basis. Seven of the eight angular powder samples met the Grade 5 oxygen limit (four also met Grade 23), with the one remaining sample taken from an interrupted run that did not complete the HAMR™ cycle and was excluded. All spherical powder samples met the Grade 23 oxygen limit.

Operating measure	Measured GenX™ result	Comparison basis (batch HAMR™)
Magnesium consumption	>45% lower	Per kg of titanium powder
Hydrogen consumption	>60% lower	Per kg of titanium powder
Power consumption	>75% lower	Per kg of titanium powder
Processing throughput	6 times	Like-for-like run time

Table 3: GenX™ measured operating results versus batch HAMR™

Magnesium is HAMR™'s largest reagent cost, and lower use also reduces the by-product requiring downstream leaching and handling. Operational data highlights the potential for far lower installed capital per ton of annual capacity and significantly lower labor unit costs, supporting a modular expansion pathway through replicated and scaled-up production lines.

During the December quarter, IperionX will optimize the current GenX™ furnace and integrate it into a full titanium powder production line expected to add more than 100 tpa of powder capacity, while advancing technoeconomic and engineering work for larger-scale GenX™ deployment. GenX™ is not required for the current 200 tpa ramp or planned Virginia expansions, and it complements the continuous HSPT™ development funded under Task Order 2, supporting a pathway from continuous powder production to finished titanium components. Integration work covers feedstock preparation, leaching, drying and screening around the GenX™ furnace, together with the minor process refinements expected to bring angular powder within the Grade 23 oxygen limit.

UTAH R&D: HSPTTM, THRMTM, & TITANIUM PRODUCT DEVELOPMENT

The Utah R&D team continued development of HSPT™, THRM™ and titanium products, including titanium plate and other mill-product pathways, demonstrating direct production of titanium mill products from powder, including sheet as thin as 0.08 inch (2 mm) to plate as thick as 1 inch (25.4 mm). This range does not represent the process limits; thinner and thicker products are achievable. Working with industry and government partners, the team continues to mature and demonstrate critical commercial and defense applications for these products.

TITANIUM MINERAL OPERATIONS

Titan DFS confirms a high-return U.S. rare earths and critical minerals project

The U.S. Government-supported Definitive Feasibility Study for the Titan Critical Minerals Project was completed in June 2026. The Study defines an initial 14-year staged development to produce a heavy rare earth concentrate, titanium minerals and zircon from a single domestic resource in Tennessee.

The DFS delivered an after-tax NPV8 of US$813 million, after-tax IRR of 39.4%, after-tax payback of 3.6 years, forecast life-of-mine EBITDA of US$2.8 billion and forecast after-tax free cash flow of US$1.9 billion. Phase 1 development capital is estimated at US$228.1 million, with Phase 2 incremental capital of US$153.2 million.

The Study established a maiden Ore Reserve of 117 million tons at 3.2% total heavy minerals, containing 3.7 million tons of total heavy minerals, with approximately 80% of the Ore Reserve classified as Proved. Phase 2 annual production is forecast at approximately 5,287 tpa of heavy rare earth concentrate, 118,658 tpa ilmenite, 24,656 tpa rutile and 65,668 tpa zircon concentrate.

Atlas development expands the critical minerals platform

On June 15, IperionX entered into an agreement to acquire critical mineral, property and infrastructure assets adjacent to Titan for US$3 million. The transaction has previously been referred to as the “Camden acquisition”, and IperionX has subsequently named this development “Atlas”. The acquisition was completed on July 1, 2026.

Atlas adds approximately 70 acres of at-surface, historically processed critical-mineral stockpiles; approximately 180 acres of pre-stripped Lower McNairy mineralization; mineral and property rights; and established grid power, industrial water, natural gas and heavy-haul rail infrastructure. Grab samples returned grades up to 21.5% total heavy minerals, while prior one-ton bulk samples returned 9.9% and 23.0% total heavy minerals.

Integrated Atlas-Titan development pathway

IperionX is advancing sonic drilling of the Atlas stockpiles and pre-stripped zones, detailed mineral assemblage and metallurgical test work, commercial qualification with downstream processors and strategic customers, engagement with U.S. Government stakeholders, and an integrated economic assessment for the Atlas-Titan complex.

Titan provides district-scale, permitted critical-mineral resources and defined project economics; Atlas adds high-grade surface stockpiles, pre-stripped mineralization and established infrastructure. Together, they create a differentiated opportunity to evaluate an accelerated, lower-capital-intensity U.S. feedstock platform for titanium, zircon and heavy rare earth-bearing minerals.

IperionX is undertaking an integrated Atlas-Titan economic study to assess how Atlas’ ultra-high-grade surface stockpiles, pre-stripped Lower McNairy mineralization and established utilities and rail infrastructure can be integrated with Titan’s permitted, district-scale resource and completed DFS. This combination has the potential to materially reduce upfront capital requirements and operating costs, accelerate first production and improve overall project economics relative to a standalone Titan development.

IperionX is also in active discussions with U.S. Government stakeholders regarding potential funding pathways for the integrated platform. The United States is investing across downstream rare earth separation, metallization, alloying and magnet manufacturing, but these facilities require secure domestic mineral feed. With key permits in place and mineralization containing monazite and xenotime, providing exposure to dysprosium, terbium and yttrium, Atlas-Titan has the potential to address this critical upstream gap in the U.S. heavy rare earth supply chain.

The DFS outcomes, production targets and financial forecasts remain subject to the assumptions, qualifications and risks set out in the June 4, 2026 announcement. Development requires financing, procurement, construction, commissioning, operating performance and other approvals and conditions consistent with those assumptions.

Near-term work is focused on integrating Atlas into the broader development plan, completing resource definition and metallurgy, evaluating infrastructure optimization and advancing government, processor and strategic-customer engagement.

Figure 8: Atlas acquisition in relation to the Titan Critical Minerals Project

U.S. GOVERNMENT FUNDING

IperionX's U.S. Government support includes the fully obligated US$47.1 million IBAS award, the US$12.7 million DPA Title III award and the SBIR Phase III contracting pathway of up to US$99 million, under which Task Orders 1 and 2 have an aggregate stated value of approximately US$19.8 million (up to US$26.7 million including unexercised options).

The DPA Title III and IBAS awards are reimbursable programs under which IperionX generally incurs eligible expenditure and subsequently seeks reimbursement following claim review and approval. This creates timing differences between program expenditure and associated cash receipts.

Program	Award	Obligated	Reimbursed to date	Remaining reimbursable	Incurred, not yet reimbursed
DPA Title III	$12.7m	$12.7m	$12.7m	-	-
IBAS	$47.1m	$47.1m	$13.4m	$33.7m	$0.5m
Total program	$59.8m	$59.8m	$26.1m	$33.7m	$0.5m

Contract	Contract ceiling		Task orders received	Contract balance
SBIR Phase III	Up to	$99.0m	$19.8m	Up to	$79.2m

Table 4: IperionX U.S. Government funding and contract reconciliation as of September 30, 2026

The SBIR Phase III IDIQ contract provides a contracting pathway for project-specific task orders for low-cost domestic titanium for defense applications up to a maximum ceiling of US$99 million.

Task Order 2, awarded on August 31, 2026, is firm-fixed-price with a period of performance from August 28, 2026 to August 27, 2030. Current funding fully covers three priority industrialization work packages – continuous HSPT™ furnace development (US$3.4 million), in-house centerless grinding and thread-rolling equipment for fastener finishing (US$1.0 million) and industrial-scale continuous HSPT™ and dehydrogenation furnaces (US$7.1 million) – and provides an initial allotment to a fourth work package for industrial-scale batch HSPT™ and dehydrogenation furnaces.

Four unexercised and unfunded options totaling US$6.9 million would support a binder-jet and HSPT™ demonstration for an aerospace-grade titanium component, C103 alloy scrap recycling, and niobium reduction, powder spheroidization and scaled spherical niobium and C103 powder production with Global Advanced Metals, subject to exercise and funding by the U.S. Government.

In addition to funding support, the U.S. Government has transferred approximately 290 metric tons of high-quality titanium scrap feedstock to IperionX at no cost, supporting feedstock security through the production ramp and equivalent to approximately 1.5 years of feedstock at the current 200 tpa capacity.

During the quarter, the Defense Industrial Base Consortium (DIBC) issued Request for Project Proposals RPP-CM-26-02, Domestic Processing Capabilities of Critical Minerals, on behalf of the DoW Industrial Base Policy office under its IBAS and DPA Title III authorities. The solicitation lists titanium, including sponge and sponge substitutes, among its priority materials, reflecting continued U.S. Government focus on domestic titanium supply. IperionX's HAMR™ process produces low-oxygen titanium powder directly from scrap or minerals without the Kroll sponge route, and IperionX has submitted a proposal under the solicitation.

IperionX continues to engage U.S. Government stakeholders regarding manufacturing scale-up, customer-specific defense programs and potential funding pathways for the Atlas-Titan critical minerals platform.

BALANCE SHEET AND CORPORATE

Quarter-end balance sheet and cash flow

As of September 30, 2026, IperionX held a cash balance of US$63.0 million, compared with US$35.2 million at June 30, 2026. Material cash flows during the quarter consisted of:

Equity	US$m	Comment
U.S. public offering (net)	46.1	Equity raise net of expenses
Stock options	0.1	Director’s exercise of stock options
Subtotal	46.2

Core operations	US$m	Comment
Staff costs	(5.1)	Salaries, wages and benefits
G&A	(3.3)	Overhead and corporate operating costs
Exploration	(0.5)	Drilling and other expenditures
R&D (operations)	(2.1)	Activities relating to operations including new product development
R&D (GenXTM)	(0.3)	Development and scale up of continuous HAMRTM (GenXTM)
Materials	(0.9)	Purchase of materials related to production
Consumables	(1.0)	Purchase of materials related to prototyping or R&D activities
Capex (ex. DoW, GenXTM and Atlas)	(3.1)	Phase 1 (200 tpa) development
Subtotal	(16.3)

U.S. Government activities	US$m	Comment
DoW – 1,400 tpa spend	(2.1)	Capex for scale up to 1,400 tpa
DoW – 1,400 tpa reimbursed	3.4	Reimbursement for capex for scale up to 1,400 tpa
Subtotal	1.3

Other material / non-run-rate items	US$m	Comment
Atlas acquisition	(2.9)	Closing payment $3 million Atlas acquisition
Redomiciliation	(0.1)
SOX and ERP implementation	(0.4)	Compliance with Sarbanes-Oxley and ERP implementation
Subtotal	(3.4)

Table 5: September 30, 2026 cash flow details1

Figure 9: Cash balance waterfall from June 30, 2026 to September 30, 2026

Liquidity and capital

On July 7, 2026, IperionX priced an underwritten public offering of 2,275,000 ADSs, each representing 10 ordinary shares, at US$21.98 per ADS for gross proceeds of approximately US$50 million before underwriting discounts, commissions and estimated offering expenses. Proceeds were identified for titanium manufacturing scale-up and R&D, continued development of the Atlas-Titan Project and general corporate purposes.

Together with US$33.7 million of remaining obligated reimbursable U.S. Government funding, total available liquidity at quarter end was approximately US$96.7 million. The Appendix 5B estimate of five quarters of funding available is based on cash and unused facilities only and excludes this U.S. Government funding.

1Note, values subject to rounding. R&D (operations) value net of receipts from customers

Corporate

On August 3, 2026, IperionX announced that it intends to pursue a redomiciliation to the United States through a proposed scheme of arrangement. If implemented, IperionX Limited will become a wholly owned subsidiary of IperionX Inc., a newly formed Texas corporation, whose common stock is expected to be listed directly on Nasdaq, replacing the current ADS structure, subject to final structuring and exchange approvals. The Board considers that a U.S. domicile and direct Nasdaq listing would align IperionX's corporate structure with its U.S. operations, workforce, customers and government partners, and could broaden its U.S. investor base, deepen trading liquidity and price discovery, and simplify participation by strategic and sector-specialist investors. The redomiciliation is not expected to change IperionX's underlying assets, operations or strategic priorities. Implementation is subject to shareholder approval at a scheme meeting, approval by the Federal Court of Australia and regulatory and exchange approvals. IperionX is progressing the scheme documentation and expects to provide shareholders with a scheme booklet, including the proposed timetable, an independent expert’s report and details of the scheme meeting, in due course.

IperionX also appointed Michael J. Loparco as an independent non-executive director, effective August 3, 2026. Mr. Loparco is an advanced-manufacturing, industrial technology and global supply-chain executive with more than 25 years of leadership experience, including more than 20 years running global manufacturing at Jabil, and most recently led Symbotic through its 2022 Nasdaq listing.

IperionX released its FY2026 Annual Report and filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission on September 29, 2026. Subsequent to quarter end, on October 15, 2026, IperionX issued its Notice of Annual General Meeting. The AGM will be held at 11.00am (AEDT) on November 25, 2026 in Sydney, with resolutions including the re-election of directors, the election of Mr. Loparco and ratification of the 22,750,000 ordinary shares underlying the ADSs issued in the July 2026 offering.

ASX – ADDITIONAL INFORMATION

Mining properties – Titan / Atlas Critical Minerals Project

The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. As of September 30, 2026, the Titan Project comprised over 10,000 acres of surface and associated mineral rights in Tennessee, of which approximately 1,500 acres are owned by IperionX, approximately 1,200 acres are subject to long-term lease by IperionX, and approximately 7,500 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights.

The Atlas acquisition, completed on July 1, 2026, added approximately 1,200 acres of owned property, approximately 1,300 acres of leased property and associated mineral rights adjacent to Titan, including approximately 70 acres of at-surface stockpiles and approximately 180 acres of pre-stripped Lower McNairy mineralization.

Mining exploration expenditures

During the quarter, the following payments were made for mining exploration and evaluation activities:

Activity	US$000
Mining and engineering consultants	(322)
Geological consultants	(54)
Drilling	(12)
Assaying	(27)
Permitting	(5)
Field supplies, equipment rental, vehicles, travel and deposit refunds	(85)
Total as reported in Appendix 5B	(505)

Table 6: Mining exploration expenditures

During the quarter, IperionX made no payments in relation to mining development or production activities.

Related party payments

During the quarter, IperionX made payments of approximately US$0.3 million to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, and superannuation contributions.

Securities offering notice

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

ABOUT IPERIONX

IperionX aims to be the leading American titanium metal and critical materials company – using patented and proprietary metal technologies to produce high-performance titanium alloys from titanium minerals or recycled titanium at lower energy, cost and carbon emissions.

The integrated Atlas-Titan critical minerals platform in Tennessee combines a large JORC-compliant mineral resource with adjacent high-grade surface stockpiles, pre-stripped mineralization and established infrastructure, providing exposure to titanium, heavy rare earth and zircon critical minerals.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, fasteners, automotive, robotics and additive manufacturing.

This announcement has been authorized for release by the CEO & Managing Director.

Forward Looking Statements
Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.
Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any forecast future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of mineralization, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.
Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.
Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Compliance Statement

This announcement contains information relating to a Mineral Resource Estimate and an Ore Reserve Estimate for the Titan deposit (where the Mineral Resource Estimate was prepared by Mr. John Eckman, a Competent Person, and the Ore Reserve Estimate was prepared by Mr. Justin Douthat, also a Competent Person) extracted from an ASX market announcement titled “IperionX Titan DFS Confirms High-Return U.S. Rare Earths and Critical Minerals Project” and published on the ASX platform (www.asx.com.au) on 4 June 2026. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and that all material assumptions and technical parameters underpinning the estimates in the release of 4 June 2026 continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcement.

This announcement contains exploration results relating to the Atlas deposit extracted from an ASX market announcement titled “Acquisition Delivers High Value Critical Minerals” and published on the ASX platform (www.asx.com.au) on 2 July 2026. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcement. The Competent Person was Mr Adam Karst.

This announcement contains production target and forecast financial information extracted from an ASX announcement titled “IperionX Titan DFS Confirms High-Return US Rare Earths and Critical Minerals Project” and published on the ASX platform (www.asx.com.au) on 4 June 2026. The Company confirms that all material assumptions underpinning the production target and forecast financial information disclosed in the ASX announcement dated June 4, 2026 continue to apply and have not materially changed.

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
 quarterly cash flow report

Name of entity
IperionX Limited
ABN	Quarter ended (“current quarter”)
84618935372	September 30, 2026

Consolidated statement of cash flows		Current quarter USD $’000	Year to date (3 months) USD $’000
1	Cash flows from operating activities
1.1	Receipts from customers	46	46
1.2	Payments for
	(a) exploration & evaluation	(505)	(505)
	(b) development	—	—
	(c) production	(905)	(905)
	(d) staff costs	(5,094)	(5,094)
	(e) administration and corporate costs	(3,225)	(3,225)
1.3	Dividends received	—	—
1.4	Interest received	507	507
1.5	Interest and other costs of finance paid	(80)	(80)
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	—	—
1.8	Other (provide details if material):
	(a) research & development	(3,139)	(3,139)
	(b) business development	(222)	(222)
1.9	Net cash from / (used in) operating activities	(12,617)	(12,617)

2	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	—	—
	(b) tenements	(2,729)	(2,729)
	(c) property, plant and equipment	(4,825)	(4,825)
	(d) exploration & evaluation	—	—

ASX Listing Rules Appendix 5B (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Consolidated statement of cash flows		Current quarter USD $’000	Year to date (3 months) USD $’000
	(e) investments	—	—
	(f) other non-current assets	—	—
2.2	Proceeds from the disposal of:
	(a) entities	—	—
	(b) tenements	—	—
	(c) property, plant and equipment(1)	1,808	1,808
	(d) investments	—	—
	(e) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received	—	—
2.5	Other (provide details if material)	—	—
2.6	Net cash from / (used in) investing activities (1) Relates to plant and equipment recorded on our balance sheet, the cost of which has subsequently been reimbursed by the U.S. Government. Consequently, there has been a "deemed disposal" of these assets to transfer title to the U.S. Government. Title to all assets purchased by IperionX with funds from the U.S. Government vest with the U.S. government during the term of the Technology Investment Agreement. At the end of the agreement, title may be transferred back to IperionX subject to certain conditions.	(5,746)	(5,746)

3	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	50,005	50,005
3.2	Proceeds from issue of convertible debt securities	—	—
3.3	Proceeds from exercise of options	64	64
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(3,857)	(3,857)
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	(271)	(271)
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)
	(a) principal portion of lease liabilities	(126)	(126)
	(b) cash for securities not issued	—	—
3.10	Net cash from / (used in) financing activities	45,815	45,815

ASX Listing Rules Appendix 5B (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Consolidated statement of cash flows		Current quarter USD $’000	Year to date (3 months) USD $’000
4	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	35,244	35,244
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(12,617)	(12,617)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(5,746)	(5,746)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	45,815	45,815
4.5	Effect of movement in exchange rates on cash held	322	322
4.6	Cash and cash equivalents at end of period	63,018	63,018

5	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD $’000	Previous quarter USD $’000
5.1	Bank balances	59,994	29,080
5.2	Call deposits	3,024	6,164
5.3	Bank overdrafts	—	—
5.4	Other (provide details)	—	—
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	63,018	35,244

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included item 1	315
6.2	Aggregate amount of payments to related parties and their associates included item 2	—
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation

ASX Listing Rules Appendix 5B (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

7
Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end USD $’000	Amount drawn at quarter end USD $’000
7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—
7.4	Total financing facilities	—	—
7.5	Unused financing facilities available at quarter end		—
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not Applicable

8	Estimated cash available for future operating activities	USD $’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(12,617)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	—
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(12,617)
8.4	Cash and cash equivalents at quarter end (item 4.6)	63,018
8.5	Unused finance facilities available at quarter end (item 7.5)	—
8.6	Total available funding (item 8.4 + item 8.5)	63,018
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	5

Note: The Appendix 5B estimated quarters of funding available calculation includes cash and unused finance facilities only. It does not include remaining obligated reimbursable U.S. Government funding or expected reimbursements of eligible U.S. Government program expenditures already incurred.

8.8		If item 8.7 is less than 2 quarters, please provide answers to the following questions:

	8.8.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Not applicable.

8.8.2
Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Not applicable.

	8.8.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Not applicable.

Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	October 29, 2026

Authorized by:	Chief Financial Officer

(Name of body or officer authorizing release – see note 4)

Notes

1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4. If this report has been authorized for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorized for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorized for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5. If this report has been authorized for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.